

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2015

Liron Carmel
Chief Executive Officer
Zaxis International Inc.
7 Imber Street
Petach Tivka, 4951141

> **Re:** **Zaxis International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 2, 2015**
> **File No. 333-206105**

Dear Mr. Carmel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2015 letter.

General

1. We note your response to comment 2 that following the closing of the Share Exchange Agreement you ceased to be a shell company. Please tell us if the selling shareholders received the securities being registered for resale while you were a shell company. Shareholders that receive shares of a shell company are considered underwriters in connection with the resale of those securities, as specified in Rule 144(i). Accordingly, please identify the selling shareholders as underwriters. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. If applicable, please revise your registration statement accordingly.

2. Please also note that given the nature of the offering, the lack of liquid market for your shares, the size of the offering compared to the number of shares outstanding held by

non-affiliates, and the length of time the selling shareholders have held the shares, it appears that these securities might be being offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form S-3, you are not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4)of Regulation C.

Please revise the registration statement to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page, summary of the offering, and plan of distribution sections. Alternatively, please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. The analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

3. We note your response to comment 3 that you "expect to generate significant revenues" from your business activities before the first half of fiscal 2016. Please disclose the basis for this statement. In this regard, we note that you have no revenues and you have only recently "completed [the] development of a commercially ready model."

Exhibits

4. We note your response to comment 3 and your indication that you have entered into distribution agreements with unaffiliated third parties. Pursuant to Item 601(b)(10) of Regulation S-K, please file these agreements with your next amendment.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Richard Rubin, Esq.